October 31, 2016 VIA EDGAR Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Megan Miller

Re:	Pacific Global Fund, Inc. d/b/a Pacific Advisors Fund Inc. ("Registrant") File No. 811-07062

Set out below are Registrant's responses to the Commission's comments pursuant to the Sarbanes Oxley requirement under 408(c) to review the Registrant's financial statements at least every three years, which comments were provided orally to Registrant's counsel by telephone on September 30, 2016.  Registrant notes that the review included all six of the Pacific Advisors Funds (Government Securities Fund, Income and Equity Fund, Balanced Fund, Large Cap Value Fund, Mid Cap Value Fund and Small Cap Value Fund); as of June 24, 2016, the Government Securities Fund was liquidated.

Comment 1:  Financials included in NSAR-B filed March 1, 2016.
SUB-ITEM 77K: Changes in registrant's certifying accountant Provide the information called for by Item 4 of Form 8-K under the Securities Exchange Act of 1934 [17 CFR 249.308]. Unless otherwise specified by Item 4, or related to and necessary for a complete understanding of information not previously disclosed, the information should relate to events occurring during the reporting period.  Notwithstanding requirements in Item 4 of Form 8-K to file more frequently, registrants need only file semi-annually in accordance with the requirements of this Form.

Response Needed:  Explanation and amended filing to provide Exhibits: Letters of Registrant and Certifying Accountant.

Response:
Registrant neglected to file the disclosures called for by Item 4.01 on Form 8-K as required, and, consequently, the Registrant neglected to provide the letter to the former accountant to obtain its agreement with the  Registrant's statement.  On November 12, 2015, the former accountant,

Distributed by Pacific Global Fund Distributors, Incorporated

Ernst & Young ("EY") submitted a letter to the Commission stating that its client-auditor relationship with the Registrant had ended; separately, and also on that date, EY furnished a letter addressed to the Registrant's Chief Compliance Officer confirming that its client-auditor relationship with the Registrant had ended.  Even though EY was in full agreement with the statements as called for by Item 4.01, EY's letters did not include confirming language.  The Registrant's letter to the Commission which provides the disclosures called for by Item 4.01 of Form 8-K, dated October 25, is attached; also, the former accountant's letter dated October 27 stating that it agrees with paragraphs (i), (ii) and (iv) of the Registrant's disclosure in in compliance with Item 304(a)(1), is attached as Exhibit A to the Registrant's letter.  Both letters are contemporaneously filed as attachments to Item 77K in an amended NSAR-B filing.   Registrant is also attaching, as Exhibits B and C to the Registrant's letter, the November 12, 2015 letters to the Commission and to the Registrants CCO, respectively, by EY both of which state that its client-auditor relationship with the Registrant had ceased.
Comment 2:  Prospectus.
 Please explain why sector risk not in prospectus for the Balanced, Mid Cap Value and Small Cap Value Funds.
Response:
Comment accepted although the Registrant respectfully notes that the equity strategies for each Fund seek to identify long-term opportunities by investing in well-diversified businesses without seeking to manage sector allocations to those of a benchmark index; holdings in certain broad sectors, such as Industrials or Consumer Discretionary, may include investments in as many as eight distinct industries based on the Global Industry Classification Standard.  Registrant submits that the disclosure would be most applicable in the Risk Factor section rather than in the specific disclosures for each Fund.   Registrant will add, when it next updates the prospectus, the following sector risk disclosure on page 42 in the Equity Securities disclosure immediately following All Funds:
"Sector Emphasis Risk. The Manager's value investment strategy of identifying investment opportunities through a bottom-up process emphasizing internally generated fundamental research, may from time to time result in the Funds investing significant amounts of their portfolios in securities of issuers principally engaged in the same or related businesses.  By concentrating their investments in an industry or sector, the Funds may face more risks than if they were diversified broadly over numerous industries or sectors.  In addition, at times, an industry or sector may be out of favor and underperform other industries or the market as a whole.  Market conditions, interest rates and economic, regulatory or financial developments could significantly affect a single business or a group of related businesses.  Sector emphasis risk is the risk that the securities of companies in such business or businesses, if comprising a significant portion of the Funds' portfolios, could react negatively in some circumstances to these or other developments and adversely affect the value of the portfolio to a greater extent than if such business or businesses comprised a lesser portion of a Fund's portfolio."
Comment 3:  Annual Report Notes to Financial Statements.
 Please state that Funds follow the accounting and reporting requirements of investment companies under ASC 946 (ASU 2013-08- Accounting Pronouncement).
Response:
Comment accepted.  Annual Report Notes to Financial Statements will specify Registrant's on-going compliance by inclusion of the following disclosure to Note 1. Organization:
"The Funds follow the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standard Codification Topic 946 "Financial Services-Investment Companies."
Comment 4:  Annual Report Financial Statements.
 Comment: Are there any payables to Trustees and adviser at period end?
Response:
The Funds' liabilities do not include payables to the adviser.  The amounts listed as "Accounts payable to related parties (Note 3)" were accruals as of period end for transfer agent fees payable to Pacific Global Investor Services, Inc., Transfer Agent for the Funds and a wholly-owned subsidiary of the Investment Manager.  Any payables to officers and directors of the adviser at period end would be listed separately as such.
Please address any questions regarding the attached filing to the undersigned at (818) 245-7530.

Sincerely,

/s/ Catherine L. Henning

Catherine L. Henning
 Vice President and Secretary

Attachments:	PAF Form 8K Item 4.01 Changes in Certifying Accountant letter
Exhibit A - EY Letter dated Oct. 27, 2016
Exhibit B - EY Letter to the Commission dated Nov. 12, 2015
Exhibit C - EY Letter to Pacific Advisors Fund CCO dated Nov. 12, 2015 cc: Joan E. Boros, Esq.

EXHIBIT A

October 27, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the disclosure required by Item 4.01 of Form 8-K, dated October 25, 2016, of Pacific Advisors Fund Inc. and are in agreement with the statements contained in the paragraphs (i), (ii) and (iv) on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/Ernst & Young LLP

cc:	Ms. Jingjing Yan Treasurer Pacific Advisors Fund, Inc. 101 N Brand Blvd, Suite 1950 Glendale, CA 91203

A member firm of Ernst & Young Global Limited

EXHIBIT B

November 12, 2015

PCAOB Letter File
Officer of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
SECPSletter@sec.gov

Commissioners:

This is to confirm that the client-auditor relationship between Pacific Advisors Fund, Inc. (Commission File Number 811-07062) and Ernst & Young LLP has ceased.

Very truly yours,
/s/Ernst & Young LLP

cc:	Ms. Jingjing Yan Treasurer Pacific Advisors Fund, Inc. 101 N Brand Blvd, Suite 1950 Glendale, CA 91203

Pacific Advisors Funds

EXHIBIT C

November 12, 2015

PCAOB Letter File
Officer of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
SECPSletter@sec.gov

Dear Ms. Kelley:

This is to confirm that the client-auditor relationship between Pacific Advisors Fund, Inc. (Commission File Number 811-07062) and Ernst & Young LLP has ceased.

Very truly yours,
/s/Ernst & Young LLP

cc:	Ms. Barbara Kelley Executive Vice President Pacific Global Investment Management Company 101 N Brand Blvd, Suite 1950 Glendale, CA 91203

Pacific Advisors Funds